FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2011

Commission File Number: 001-33751

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Translation of registrant’s name into English)
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-      N/A

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Form 6-K

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ Zixin Shao
Name:	Zixin Shao
Title:	Chief Financial Officer

Date: March 16, 2011

Exhibit 99.1
China Nepstar Chain Drugstore Reports Fourth Quarter
and Fiscal Year 2010 Financial Results
Shenzhen, China, March 16, 2011 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or “the Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010.
Fourth Quarter Financial Highlights
For the quarter ended December 31, 2010:
•	Same store sales declined slightly by 1.1% compared to the higher sales of the same period in 2009 due to the H1N1 epidemic

•	Gross margin increased to 49.6% compared to 47.9% for the same period of 2009

•	Revenue increased by 1.0% to RMB627 million (US$95 million) compared to RMB621 million in the fourth quarter of 2009

•	Income from operations was RMB24 million (US$4 million) compared to RMB42 million in the same period of 2009 and RMB14 million in the third quarter of 2010

•	Net income was RMB17 million (US$3 million)
Mr. Jason Wu, Chief Executive Officer of Nepstar, commented, “We are pleased to say that our strategic transition to a neighborhood store for one-stop pharmacy and convenience shopping contributes to stabilizing our business despite disruptive changes in our operating environment caused by government initiatives related to healthcare reform and macroeconomic adjustment.”
“We continue to implement our new merchandising strategy and marketing tactics. Based upon our principle of improving the quality of life for urban residents in China, we have carefully researched, selected and introduced high-quality household consumables at competitive prices. Our experience in central procurement and private labeling is helping our expansion into new product categories and we are seeing these new products start to gain traction. For example, our new lines of stainless steel cooking ware and kitchen cutlery are being well accepted by our customers due to their outstanding quality and attractive price.”
“We are testing many new products in different markets and closely monitoring both sales performance and customer feedback. As a result, we have successfully improved the average spending per customer visit and maintained our productivity.” Mr. Wu concluded.
Fourth Quarter Results
During the fourth quarter of 2010, the Company opened 31 new stores and closed 61 stores. As of December 31, 2010, Nepstar had a total of 2,547 stores in operation.
Revenue for the quarter ended December 31, 2010 increased 1.0% to RMB627 million (US$95 million), compared to revenue of RMB621 million for the same period in 2009. The increased sales of newly introduced convenience products continued to offset the negative impact on drug sales from the Chinese government’s healthcare reform policies leading to price reductions and diversion of customers from drugstores to community clinics.
Fourth quarter revenue contribution from prescription drugs was 19.3%, OTC drugs was 37.3%, nutritional supplements was 18.9%, traditional Chinese herbal products was 3.8% and convenience and other products was 20.7%. During the fourth quarter, the Company introduced 117 new SKUs (Stock Keeping Units) within the scope of convenience products. The sales of convenience products accounted for approximately 12.0% of the total revenue of the fourth quarter.
Same store sales (for 2,078 stores opened before December 31, 2008) for the fourth quarter of 2010 declined slightly by 1.1% compared to the same period in 2009. This decline was mainly due to higher level of prescription and OTC drug sales in the fourth quarter of 2009 related to the H1N1 epidemic.
Nepstar’s portfolio of private label products included 1,770 products as of December 31, 2010. Sales of private label products represented approximately 30.4% of revenue and 40.6% of gross profit for the fourth quarter of 2010.
Fourth quarter gross profit was RMB311 million (US$47 million), compared to RMB298 million in the same period of 2009. Gross margin in the fourth quarter of 2010 was 49.6%, compared to 47.9% in the same period of 2009. The increase in gross margin was mainly due to changes in revenue mix as the sales of flu related low-margin prescription and OTC cough-and-cold drugs were at a relatively high level in the fourth quarter of last year. The Company also made greater efforts to provide high-quality yet reasonably-priced private label products in the convenience products category. In the fourth quarter, private label products’ contribution in the convenience products category also reached 30.0%, which effectively helped to maintain sales of the convenience products category at a reasonably favorable gross margin level.
Sales, marketing and other operating expenses as a percentage of revenue in the fourth quarter of 2010 increased to 40.0% compared to 37.1% in the same period of 2009. This increase from the same period of last year was primarily due to higher labor costs associated with upward minimum wage adjustments in all of the regions in which Nepstar operates. Increased rental expenses in the inflationary property-for-rent market and logistics costs associated with the changes in the Company’s product mix also contributed to higher operating expenses.

General and administrative expenses as a percentage of revenue in the fourth quarter of 2010 were 5.3%, compared to 4.1% in the same period of 2009. The increase was due to higher labor costs in maintaining competitive salary standard for core management team especially at branch level.
Primarily as a result of the factors discussed above, income from operations in the fourth quarter of 2010 was RMB24 million (US$4 million), compared to RMB42 million in the same period of 2009 and RMB14 million in the third quarter of 2010. Operating margin was 3.8% in the fourth quarter of 2010, compared to 6.7% in the same quarter of 2009 and 2.4% in the third quarter of 2010.
Interest income for the fourth quarter of 2010 was RMB4.9 million (US$0.7 million), compared to RMB15 million in the same period of 2009. Equity income of an equity method investee was RMB0.2 million (US$0.03 million), compared to that of RMB2.4 million in the same quarter of 2009. The decrease in interest income was mainly due to (i) the maturity of all held-to-maturity investment securities which earned higher interest income, and (ii) lower cash balances as a result of the dividend payments and share buyback program in 2010.
Nepstar’s effective tax rate was 40.9% for the fourth quarter, compared to 35.3% for the same period in 2009. The increase in the effective tax rate was primarily due to the varying profitability among subsidiary companies for the fourth quarter of 2010, an increase in the deferred tax asset valuation allowance mainly for tax loss carry forwards, and an increase in the transitional tax rate from 20% in 2009 to 22% in 2010 for subsidiaries in Shenzhen.
Net income in the fourth quarter of 2010 was RMB17 million (US$3 million), which represented RMB0.16 (US$0.02) basic and diluted earnings per American depositary share (“ADS”). This compares to net income of RMB43 million, which represented RMB0.40 basic earnings per ADS and RMB0.40 diluted earnings per ADS in the same period of 2009. The total number of outstanding ordinary shares of the Company as of December 31, 2010 was 208 million. The weighted average number of ordinary shares in the fourth quarter of 2010 was 208 million. Each ADS represents two ordinary shares of the Company.
As of December 31, 2010, Nepstar’s total cash, cash equivalents and other bank deposits were RMB1,140 million (US$173 million) and its shareholders’ equity was RMB1,569 million (US$238 million).
In the fourth quarter of 2010, net cash outflow from operations was RMB0.4 million (US$0.07million).
Fiscal Year 2010 Financial Results
Total revenue for 2010 increased to RMB2,357 million (US$357 million), an increase of 6.3% compared to RMB2,218 million for 2009.
Same store sales (for stores opened before December 31, 2008) for 2010 increased by 2% compared to 2009. Since the second quarter of 2010, Nepstar underwent a strategic transition to expand offerings of convenience products. By introducing convenience products such as beverages, health food, household consumables, and personal care products, Nepstar aims to transform traditional drugstores into neighborhood drugstores with one-stop convenience for many day-to-day needs.

In 2010, revenue contribution from prescription drugs was 21.4%, OTC drugs was 36.8%, nutritional supplements was 19.2%, herbal products was 3.7%, and other products was 18.9%.
In 2010, private label products accounted for 29.4% of total revenue and 41.1% of gross profit, respectively, compared to 29.0% of revenue contribution and 43.3% of gross profit contribution in 2009.
Gross profit was RMB1,164 million (US$176 million) for 2010 compared to RMB1,074 million for 2009. In 2010, gross margin was 49.4% compared to 48.4% in 2009. The increase in gross margin for 2010 compared to 2009 was mainly due to changes in product mix and the effort of providing more high-quality yet reasonably-priced private label products.
Total operating expenses accounted for 48.5% of total revenue in 2010 as compared to 43.5% in 2009. This increase was largely due to a non-recurring penalty of RMB26 million by State Administration of Foreign Exchange (“SAFE”) in second quarter of 2010, an overall wage rise related to the mandatory minimum wage increases, and higher rental costs in the inflationary property-for-rent market. As a result, income from operations was RMB21 million (US$3 million) for 2010 compared to RMB110 million for 2009.
Net income attributable to Nepstar’s ordinary shareholders was RMB17 million (US$3 million) for 2010 compared to RMB140 million for 2009. The Company reported RMB0.16 (US$0.02) basic earnings per ADS, and RMB0.16 (US$0.02) diluted earnings per ADS for 2010. This compares to RMB1.34 basic earnings per ADS, and RMB1.32 diluted earnings per ADS for 2009. In comparison with 2009, the lower net income of the Company was mainly due to lower operating income, lower interest income, and a higher effective tax rate in 2010.
On August 13, 2010, the Company announced a share repurchase program to purchase up to US$20 million of outstanding shares of the Company in the form of ADSs over 12 months. The repurchases shall be made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing under the applicable laws, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. By the end of the fourth quarter of 2010, approximately 1.9 million ADSs have been repurchased at an average price of US$2.8 per ADS.
On January 18, 2011, the Company announced a special cash dividend of US$0.30 per ADS, which represents a total value to shareholders of approximately US$31 million. The distribution of the special dividend was paid around February 28, 2011 to shareholders of record as of the close of business on January 31, 2011.
Business Outlook
“We expect the whole pharmaceutical retailing sector to be subject to continuous macroeconomic and industry-related policy uncertainties in 2011.” Mr. Jason Wu, CEO of Nepstar, commented.
“However, we are encouraged by the progress of our transition to a neighborhood one-stop shopping platform, which we believe will sharpen our competitive advantage in a rapidly changing operating environment. Our product and marketing innovations seem to be appealing to customers and driving higher spending per visit, as well as creating steady sales flow to offset the negative external disturbances. We will continue to conduct product and marketing tests, as well as further develop our logistics capabilities and seek greater efficiencies. While many of our competitors are struggling for survival at this difficult time, we are focused on optimizing product mix and expansion beyond pharmaceutical products. Our established store footprint, brand loyalty, proven central procurement program, and advanced IT systems remain our prominent assets and we believe these assets will continue to be the foundation for our future success.”
Conference Call Information
The Company will host a conference call, to be simultaneously Web cast, on Wednesday, March 16, 2011 at 8:00 a.m. Eastern Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five to ten minutes before the call start time. A live Web cast of the conference call will be available on the Nepstar website at http://www.nepstar.cn.
A replay of the call will be available shortly after the conclusion of the conference call through March 23, 2011 at 11:59 p.m. Eastern Time or March 24, 2011 at 11:59 a.m. Beijing Time. An archived Web cast of the conference call will be available on the Nepstar website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or + 1-201-612-7415 (International) and entering account number 286 and conference ID number 367897.
About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of December 31, 2010, the Company had 2,547 stores across 74 cities, one headquarter distribution center and 14 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of US$1.00 = RMB6.6000 on December 31, 2010 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2010, or at any other date. The percentages stated are calculated based on RMB amounts.
Contacts
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Vice President, IR
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Dixon Chen
Grayling
Investor Relations
Tel: +1-646-284-9403
Email: dixon.chen@grayling.com
Ivette Almeida
Grayling
Media Relations
Tel: +1-646-284-9455
Email: ivette.almeida@grayling.com
Tables follow

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Statements of Operations
(amounts in thousands — except per-share data)

	Three-month period ended December 31,			Year ended December 31,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	USD	RMB	RMB	USD
Revenue	621,355	627,126	95,019	2,217,613	2,356,604	357,061
Cost of goods sold	(323,491)	(316,022)	(47,882)	(1,143,398)	(1,192,665)	(180,707)

Gross profit	297,864	311,104	47,137	1,074,215	1,163,939	176,354

Sales, marketing and other operating expenses	(230,521)	(250,715)	(37,987)	(858,072)	(985,510)	(149,319)
General and administrative expenses	(25,664)	(33,394)	(5,060)	(105,652)	(128,196)	(19,424)
Impairment losses of property and equipment	—	(3,423)	(519)	—	(3,423)	(519)
Other expense (SAFE penalty)	—	—	—	—	(25,540)	(3,870)

Income from operations	41,679	23,572	3,571	110,491	21,270	3,222

Interest income	15,183	4,881	740	75,335	23,923	3,625
Interest expense	(2,507)	—	—	(2,507)	(1,200)	(182)
Dividend income from cost method investments	—	—	—	3,776	3,028	459
Equity in income of an equity method investee	2,410	173	26	5,128	5,808	880
Other income	8,927	—	—	8,927	—	—

Income before income tax expense	65,692	28,626	4,337	201,150	52,829	8,004

Income tax expense	(23,162)	(11,717)	(1,775)	(61,174)	(36,321)	(5,503)

Net income attributable to China Nepstar Chain Drugstore Ltd.	42,530	16,909	2,562	139,976	16,508	2,501

Basic earnings per ordinary share	0.2	0.08	0.01	0.67	0.08	0.01
Basic earnings per ADS	0.4	0.16	0.02	1.34	0.16	0.02
Diluted earnings per ordinary share	0.2	0.08	0.01	0.66	0.08	0.01
Diluted earnings per ADS	0.4	0.16	0.02	1.32	0.16	0.02

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Balance Sheets
(amounts in thousands)

	As of	As of
	December 31,	December 31,
	2009	2010
	RMB	RMB	USD
ASSETS
Current assets
Cash, cash equivalents and other bank deposits	666,012	1,139,796	172,696
Restricted cash	765,000	5,000	758
Held-to-maturity investment securities	400,000	—	—
Accounts receivable, net of allowance for doubtful accounts	72,561	83,722	12,685
Prepayments for purchase of merchandise paid to related parties	38,102	—	—
Amounts due from related parties	7,306	12,358	1,872
Prepaid expenses, deposits and other current assets	144,154	127,750	19,356
Inventories	369,775	433,265	65,646
Deferred tax assets	6,907	3,551	538

Total current assets	2,469,817	1,805,442	273,551
Non-current assets

Property and equipment, net	204,710	192,019	29,094
Rental deposits	38,557	41,811	6,335
Cost method investments	12,638	12,638	1,915
Equity method investment	29,343	35,151	5,326
Land use right	8,622	8,227	1,246
Intangible assets, net	725	410	62
Goodwill	40,462	52,971	8,026
Deferred tax assets	2,914	1,813	275
Deposits for acquisition	12,788	2,000	303

Total non-current assets	350,759	347,040	52,582

Total Assets	2,820,576	2,152,482	326,133

	As of	As of
	December 31,	December 31,
	2009	2010
	RMB	RMB	USD
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities

Short-term bank loans	470,000	—	—
Accounts payable	313,794	313,773	47,541
Amounts due to related parties	12,533	24,461	3,706
Accrued expenses and other payables	121,645	131,330	19,898
Income tax payable	38,599	52,520	7,958
Deferred Income	—	26,102	3,955
Dividend payable	38,631	—	—

Total current liabilities	995,202	548,186	83,058
Non-current liabilities
Deferred income	27,002	18,794	2,848
Deferred tax liabilities	20,640	16,295	2,469

Total non-current liabilities	47,642	35,089	5,317

Total liabilities	1,042,844	583,275	88,375
Shareholders’ equity

Share capital	166	164	25
Additional paid-in capital	1,605,762	1,501,809	227,547
Accumulated other comprehensive loss	(38,485)	(41,563)	(6,297)
Retained earnings	210,289	108,797	16,483

Total shareholders’ equity	1,777,732	1,569,207	237,758

Total liabilities and shareholders’ equity	2,820,576	2,152,482	326,133

Exhibit 99.2
China Nepstar Chain Drugstore Announces Management Appointments
SHENZHEN, China — March 16, 2011 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“China Nepstar” or the “Company”), the largest retail drugstore chain in China based on the number of directly operated stores, announced today the appointments of Acting Chief Executive Officer, Mr. Jason Xinghua Wu, as the Company’s Chief Executive Officer, and Mr. Fuxiang Zhang as the Company’s Chief Operating Officer, both effective immediately.
Mr. Wu became Acting CEO on June 2, 2010. He joined Nepstar in July 2008 and has worked as the vice general manager of the Company’s Guangzhou branch, the regional general manager in charge of the Company’s North China Region and was promoted to vice president of operations in March 2009 due to his outstanding performance. In June 2009, Mr. Wu was appointed as Chief Operating Officer of Nepstar.
Mr. Fuxiang Zhang joined Nepstar in 1997 and has been a vice president since 2006. From 2003 to 2006, Mr. Zhang served as the general manager of Shenzhen Nepstar Group Co., Ltd., one of the Company’s regional Nepstar companies. From 2001 to 2003, he was the general manager of Nepstar Dalian. From 1999 to 2001, he served as the vice general manager of Nepstar Dalian. Mr. Zhang received a master’s degree in 2010 and a bachelor’s degree in 1997 from the Harbin Institute of Technology.
Mr. Simin Zhang, Chairman of China Nepstar commented, “On behalf of the board, I am pleased to announce these appointments. Under Mr. Jason Wu’s leadership as Acting Chief Executive Officer, management of Nepstar has been working together in high spirit to progress in a challenging market environment. “
“As a veteran at Nepstar, Mr. Fuxiang Zhang’s understanding of our strategies and operations makes him ideal to help achieve the Company’s goals in our transition.”
“We look forward to the continued contributions from Jason and Fuxiang in executing our strategic plans and to build value for shareholders,” Mr. Zhang concluded.
About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of December 31, 2010, the Company had 2,547 stores across 74 cities, one headquarter distribution center and 13 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.
Contacts
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Vice President, IR
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Dixon Chen
Grayling
Investor Relations
Tel: +1-646-284-9403
Email: dixon.chen@grayling.com
Ivette Almeida
Grayling
Media Relations
Tel: +1-646-284-9455
Email: ivette.almeida@grayling.com
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